Exhibit 99.1

News Release

FOR IMMEDIATE RELEASE

Suncor Energy files annual disclosure documents

Calgary, Alberta (March 21, 2024) – Suncor Energy (TSX: SU) (NYSE: SU) has filed its 2023 Annual Report, 2023 Annual Information Form and 2024 Management Proxy Circular.

To view the company’s annual disclosure documents, visit Suncor's profile on sedarplus.ca or sec.gov or visit Suncor’s website at suncor.com/financialreports.

Shareholders may obtain a copy of Suncor’s 2023 Annual Report free of charge by calling Investor Relations at 1-800-558-9071.

Suncor Energy is Canada's leading integrated energy company. Suncor's operations include oil sands development, production and upgrading; offshore oil production; petroleum refining in Canada and the U.S.; and the company’s Petro-CanadaTM retail and wholesale distribution networks (including Canada’s Electric HighwayTM, a coast-to-coast network of fast-charging EV stations). Suncor is developing petroleum resources while advancing the transition to a low-emissions future through investments in power and renewable fuels. Suncor also conducts energy trading activities focused primarily on the marketing and trading of crude oil, natural gas, byproducts, refined products and power. Suncor's common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor, visit our website at suncor.com.

Media inquiries:

(833) 296-4570

media@suncor.com

Investor inquiries:

(800) 558-9071

invest@suncor.com

Suncor Energy 150 6 Avenue S.W. Calgary, Alberta T2P 3E3 suncor.com